Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                               New York, NY 10105

                                                                   April 7, 2005

BY EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Laura Hatch

Re:     AllianceBernstein International Premier Growth Fund, Inc. (the "Fund")

Dear Ms. Hatch:

As I understand you discussed with Daniel April of Ropes & Gray LLP, counsel to the Fund, a withdrawal request made on behalf of the Fund on Form AW was mistakenly filed on Tuesday, April 5, 2005 using the wrong Securities Act file number. That April 5 withdrawal request should have been filed under Securities Act file number 333-123582, but was instead filed under Securities Act file number 333-41375. A second withdrawal request was correctly filed on Thursday, April 7, 2005 under Securities Act file number 333-123582. Accordingly, the Fund hereby requests that the erroneously filed withdrawal request from April 5 be withdrawn.

Should you have any questions regarding the application for withdrawal, please do not hesitate to call Daniel April at (617) 951-7182.

Sincerely,

/s/ Joseph Bertini

Joseph Bertini
Vice President
Alliance Capital Management L.P.